Exhibit 99.1

ASX/Media Release

(Code: ASX: PRR; NASDAQ: PBMD)

25 August 2016

EUROPEAN PATENT GRANTS FOR IMP731 ANTIBODY

SYDNEY, AUSTRALIA - Prima BioMed Ltd (ASX: PRR; NASDAQ: PBMD) (“Prima”, the “Company”) announces the granting of patent number 2142210 entitled “Cytotoxic anti-LAG-3 monoclonal antibody and its use in the treatment or prevention of organ transplant rejection and autoimmune disease” by the European Patent Office.

The patent relates to Prima’s IMP731 antibody (originally developed by Immutep SAS). The granted claims provide protection for specific sequences of anti-LAG-3 antibodies and their use in depleting LAG-3+ T cells by complement dependent cytotoxicity (CDC) and antibody-dependent cell cytotoxicity (ADCC).

Rights for the development of the IMP731 antibody were granted in December 2010 to GSK, which has commenced first-in-human clinical trials of the proprietary antibody (GSK2831781) derived from IMP731.

About IMP731 and GSK2831781

IMP731 and GSK2831781 are designed to specifically deplete potentially pathogenic, recently activated, LAG-3 expressing T cells which are enriched at the disease site in T-cell driven immuno-inflammatory disorders and should spare other T-cells which may be necessary for other functions.

Under the terms of the 2010 agreement between Immutep and GSK, GSK has responsibility for all development and associated costs for GSK2831781. Prima BioMed may receive payments and potential milestones totalling up to £64 million and is eligible for single-digit, tiered royalties if all objectives are achieved.

A Phase 1, first-in-human clinical study of GSK2831781 for the treatment of autoimmune diseases has commenced and further information may be obtained at https://clinicaltrials.gov/ct2/show/NCT02195349.

About Prima BioMed

Prima BioMed is a globally active biotechnology company that is striving to become a leader in the development of immunotherapeutic products for the treatment of cancer. Prima BioMed is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximise value to shareholders.

Prima’s current lead product is IMP321, based on the LAG-3 immune control mechanism which plays a vital role in the regulation of the T cell immune response. IMP321, which is a soluble LAG-3Ig fusion protein, is an APC activator boosting T cell responses. IMP321 is currently in a Phase II clinical trial as a chemoimmunotherapy for metastatic breast cancer termed AIPAC (clinicaltrials.gov identifier NCT 02614833) and in a Phase I combination therapy trial in metastatic melanoma termed TACTI-mel (clinicaltrials.gov identifier NCT 02676869). A number of additional LAG-3 products including antibodies for immune response modulation in autoimmunity and cancer are being developed by large pharmaceutical partners.

Prima BioMed is listed on the Australian Securities Exchange, and on the NASDAQ in the US. For further information please visit www.primabiomed.com.au.

For further information please contact:

Prima BioMed Ltd:

Australia Investor/Media:

Mr Matthew Gregorowski, Citadel-MAGNUS

+61 (2) 8234 0100; mgregorowski@citadelmagnus.com

U.S. Investors:

Matthew Beck, The Trout Group LLC

+1 (646) 378-2933; mbeck@troutgroup.com

Prima BioMed Ltd, Level 12, 95 Pitt Street, Sydney NSW 2000

Phone: +61 2 8315 7003 Fax: +61 2 8569 1880

www.primabiomed.com.au     ABN: 90 009 237 889